

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Ron Peer
Chief Executive Officer
Vuance Ltd.
Sagid House "Ha 'Sharon Industrial Park"
P.O.B 5039
Qadima, Israel   60920

> **Re: Vuance Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed July 23, 2010**
> **File No. 1-33668**

Dear Mr. Peer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2009</u>

<u>Item 15. Controls and Procedures, page 104</u>

<u>-Disclosure controls and procedures, page 104</u>

1.   We note your reference to "Chief Executive Officer" in the first paragraph concluding that your disclosure controls and procedures, as of December 31, 2009, were not effective. We note a similar reference in the first sentence of the second paragraph. Item

15 of Form 20-F requires you to disclose the conclusion of your principal executive officer and <u>principal financial officer</u> regarding the effectiveness of your disclosure controls and procedures. Please tell us who is serving in the capacity of principal financial officer and why such reference was not included in the disclosure. Revise future filings as appropriate.

Note 2. Significant Accounting Policies, page 121

(g). Allowance for Doubtful Accounts, page 123

2.   We note that your allowance for doubtful accounts represents approximately 80% of your gross accounts receivable as of December 31, 2009. Please explain to us the circumstances that have resulted in your allowance for doubtful accounts being so high in relation to your total accounts receivable. Describe the age of the receivables to which the allowance for doubtful accounts relates. Finally, explain the procedures you perform to monitor the allowance for doubtful accounts and to write-off uncollectible receivables.

 (o). Revenue Recognition, page 125

3.   We note your disclosure on page 126 regarding warranty costs. Please explain to us how your policy of not recording warranty costs at the time of sale of products complies with U.S. GAAP. In this regard, if true, you could revise future filings to state that management's estimates of warranty costs are based primarily on historical experience and that such costs are not material.

Note 16. Segments, Major Customers and Geographic Information, page F-155

4.   We note your disclosure of revenues by geographic segment. If revenues from customers attributed to an individual foreign country within the Europe geographic market are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

5.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose <u>tangible</u> long-lived assets by geographic area. Refer to the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Exhibits 12.1 and 12.2

6.   Rule 13a-14(a) requires you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions. It is not clear to us whether you have complied with this guidance. Specifically, we note that Exhibit 12.1 is signed by your "chief executive officer." Also,

it is not clear to us if you have provided a signed certification from your principal financial officer. Please address the following:

- Please tell us and revise future filings as appropriate to clarify, if true, that your chief executive officer is your principal executive officer.

- Please tell us the individual who is your principal financial officer. Explain to us how the certifications provided in the Form 20-F comply with the requirement that you provide a signed certification from your principal financial officer or person performing similar functions. Revise future filings as appropriate to clearly identify the individual signing as your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief